Exhibit 16.1

March 16, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7561

Re:

GMV Wireless, Inc.

File No. 333-158184

Commissioners:

We have read Item 4.01 of Form 8-K dated March 16, 2010, of GMV Wireless, Inc. and are in agreement with the statements contained therein insofar as they relate to our dismissal and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/ Li & Company, PC

Li & Company, PC